BADGER PAPER

2001 Annual Report

PE
12-31-01

02024667




NET WT.





We Make Paper Products...

Smarter




1000 Sheets
Now Softer!
Scott
Tissue
1000 Sheets

We make paper products...Smarter.

Can a paper product be smart? Maybe not smart enough to earn a Ph.D., but the answer is "Yes!"

Our expertise is in paper technology, and how to apply color graphics for functional consumer packaging. Our goal is to develop and manufacture specialty paper products that work harder, deliver more benefits, and save money for our customers. For example, Badger has developed a unique food-grade wrap for individual fast food items like hamburgers and burritos. This new product is specially processed and coated. It keeps the food warmer, the customer cleaner, and retains ink in a way that delivers eye-popping color graphics like no other wrap product.

Is that smart, or what? Smart products are good for our business and for our customers.

Every day the people at Badger use their knowledge of specialty papers to develop innovative solutions for our customers. And, we use our own "smarts" to constantly create new and efficient processes that enable us to create more value for our business and our shareholders.

We're excited about the future, and we'll share our plans and vision with you in this report.

"For our Customers: Innovation, Leadership, and Service"

"For our Employees: Opportunity, Pride, and Involvement"

"For our Shareholders: Performance, Growth, and Value"




Bit-O-Honey
NOW SOFTER!


Reynolds
CUT-RITE



About Badger Paper

Badger Paper manufactures specialty papers, with a particular focus on wax- and polymer-coated products. The paper products segment produces a variety of paper including fine paper, recycled paper, business paper, colored paper, waxed paper, specialty coated base papers and twisting papers. We also operate a full-service printing and converting operation that prints and converts flexible packaging such as paper, films and non-woven materials. Badger Paper has plants in Peshtigo and Oconto Falls, Wisconsin. The company trades on the Nasdaq SmallCap Exchange under the symbol: BPMI.

Badger: New Leadership in Specialty Papers

Badger Paper Mills aims to expand its franchise in specialty papers. The company has the unique ability to produce high-quality specialty papers, with or without graphics, at stringent specifications required by its consumer packaged goods customers. We offer outstanding printing capabilities for our customers who want a complete manufacturing and printing solution. We are working closer than ever with customers to develop creative, smart solutions.

Our managers and employees are developing new and exciting ways to enable our business to run faster, smarter, and more efficiently. A new senior management team has sharpened Badger's focus on markets served, a higher-margin product mix, cost management, and achieving maximum productivity levels. The end goal is to produce higher sustainable returns on invested capital – the key metric for increasing shareholder value.

As we carefully manage costs and focus on maximum productivity, opportunities to reinvest our operating cash flow into higher-return businesses and projects are also being explored. These objectives all support our total focus on creating maximum value for our shareholders, our employees, and our customers.

Financial Highlights

	For the Years Ended December 31,		
(Thousands of Dollars)	2001	2000	Change
Operating Results:			
Net Sales	$76,305	$76,137	$ 168
Gross Profit	$ 9,842	$ 2,686	$ 7,156
Gross Profit as % of Sales	12.9%	3.5%	9.4%
EBITDA*	$ 7,875	$ 298	$ 7,577
Income (Loss) Before Taxes*	$ 3,593	($3,957)	$ 7,550
Net Income	$ 3,846	($3,066)	$ 6,912
Per Share of Common Stock:			
Net Income (Loss) Fully Diluted	$ 1.89	($1.55)	$ 3.44
Average Shares Outstanding	2,037,429	1,981,716	55,713
Balance Sheet:			
Total Assets	$40,280	$43,357	($3,077)
Total Debt	$10,208	$16,522	($6,314)
Total Equity	$20,445	$16,482	$ 3,963
Working Capital	$ 6,717	($9,950)	$16,667
Cash Flow	$ 7,201	($61)	$ 7,262
Tons Shipped	60,185	60,912	(727)
Number of Employees	288	293	(5)

** - Does not included Gain on Sale of Timberland in 2001*

The products pictured in this annual report incorporate paper solutions manufactured by Badger Paper Mills, Inc.



NOW
Softer!
Scott
Tissue
1000 Sheets
NOW
Softer!
Scott
Tissue
1000 Sheets
& PEANUTS
BUGS
BUNNY
SURPRISE
INSIDE
GUESS
WHAT'S
INSIDE
?
NET WT.

Dear Shareholders, Customers, and Employees,

We make paper products...

Smarter

When I joined Badger Paper in July, 2001, my number one challenge was to define and implement a new strategy that would let us take advantage of Badger's unique capabilities in producing and printing specialty paper. This annual report outlines the strategy, and planned actions, as clearly as possible for the benefit of investors, customers and employees.

This new strategy capitalizes on Badger's tradition of innovation and quality, and on our ability to create paper-based products that represent innovative solutions for our customers. Executing this plan represents Badger's best chance to prosper and grow. At a time when many paper manufacturers are closing their doors forever, we see a bright future for Badger. Our management and employees realize that it will take hard work and commitment to implement our strategy. Based on our tradition of hard work and our current progress, I am confident that we can accomplish our goals.



Robert A. Olah
President and CEO

Most of this report will focus on the future. Before moving to our strategy, however, I will summarize the highlights of our 2001 performance.

Profit Turnaround in 2001

Most notably, the company reversed a significant net loss in 2000 and recorded a profit in 2001. The hard work of employees and managers to control costs throughout operations and administration, plus an increased emphasis on sales of higher-margin products, made a measurable difference. The turnaround in company operations was assisted by falling pulp prices throughout 2001.

In 2001, Badger reported net income of $3.8 or $1.92 per share basic and $1.89 per share diluted compared with a net loss of $3.1 million or $1.55 loss per share. Year-over-year revenue was flat – $76.3 million in 2001 compared with $76.1 million in 2000. This indicates to me that we have considerable upside in the future as we improve the quality and quantity of our revenues from new products and customers, while continuing to manage expenses for the best possible margins.

During 2001, in line with our strategy, we sharply reduced our reliance on the highly competitive, low-margin "commodity" papers. With the increased sale of specialty paper products, we were able to better manage workflow and match expenses, resulting in higher margins. We had a significant breakthrough in developing a new type of food wrap that provides improved performance and brighter graphics. This is one of our new products with great promise that will be discussed in greater detail later in this report.

Also in 2001, the company refocused its sales teams and strategies according to product expertise. With this repositioning, our sales force is more attuned to specific market trends and evolving customer requirements. As a result, we can be more effective in working with customers and prospects to create innovative solutions.

Along with a focused marketing strategy, we know that management of our assets is critical. We aim to tighten the relationships between sales forecasting, production planning, inventory investment and cash collections. To this end, we have created a new executive team with expanded responsibilities. I joined the company in July and Chief Financial Officer William Peters joined the company in August 2001. Michael Bekes, Vice President and Chief Operating Officer, assumed additional responsibilities. We created a new title of Vice President of Sales-Fexible Packaging, and we tapped Clifton Martin, formerly Vice President of our Oconto Falls operation, for this position.

di Steiner viewing inted rolls, rrounded by arious Badger oducts.

We have tremendous value and guidance from our Board of Directors, which was further strengthened during the year with the addition of John Paprocki, who brings an additional dimension of financial and accounting expertise to Badger. I would also like to recognize Mr. Paprocki for going above and beyond the call of duty to serve as the company's interim CFO for seven months.

Our Strategic Plan for Growth, Service, and Profitability

Throughout 2001, we put in place the plan and the team needed to drive Badger's growth and profitability. Now, I would like to outline this plan, with some comments on why we believe this plan can create an exciting and dynamic future for Badger's stakeholders.



Revenue and New Business Opportunity: From Calling on Customers to Developing New Market Niches

Badger's traditional sales organization has focused on customers, rather than markets. For many years, this worked well, but both the industry and our customers' needs have changed. Today's customer doesn't want a generalist, but instead wants the advice and leadership that comes from expertise in specific products and markets.

A sales team with such expertise not only responds to customer needs, but becomes a key business partner, working to develop leading-edge product ideas and applications. Our recent successes in advanced product applications offer a glimpse of Badger's future. We've proven that we can develop cost-saving packaging for a fast-growing customer; produce high-quality product to exacting specifications; and become a preferred supplier in the company's selected markets. Industry consolidation has left fewer specialty paper producers, which gives Badger significant opportunities to build market share with this new approach.

Moving the Product Mix Upscale; From Commodity Products to Specialty Papers

Specialty papers, such as those used to wrap fast food sandwiches for leading national franchises, or packaging for candies and pharmaceuticals, are performance-priced. For these types of products, we can add value through manufacturing, inventory management, just-in-time distribution and full-service printing capabilities. Badger Paper delivers functionality and cost savings, a key to our competitive advantage.



We don't need to call on the world, only our best prospective customers. The technical specifications and volumes that are typical in our specialty papers are not well suited to the productive assets of large pulp and paper producers, which means a significant opportunity for us. Meanwhile, capacity additions in specialty papers are at historically low levels. These factors represent Badger's opportunity to drive our product mix upscale as we grow.

A New View of Productivity and Service: From Filling Orders to Managing Relationships

In our traditional paper business, orders were simply "filled." Our sales goal was, therefore, to keep plants at full capacity, regardless of how profitable the business was. The company's new sales focus will include expanding our specialty paper business. The goal is still to add volume, but also to ensure that the new business will produce more consistent profitability.

Competing effectively in the value-added specialty area requires the ability to consult with customers, est products, and provide a total cost analysis. Our future customers are looking for long-term relationships. herefore our sales and service methods must adapt quickly to capture and retain these customers. Their usiness will bring more recurring revenues and profitability over time.

rowing Margins by Adding Value for Customers: rom Fighting Price Wars to Setting Standards



Michael Weber, responsible for quality control testing of paper, runs a tensile test.

ross margins for specialty papers are well above those for commodity paper grades. A higher mix of pecialty papers also lessens the company's exposure to pulp prices. Badger produces papers to meet he exacting specifications that accompany the new markets we aim to serve. Our customers' need for uality and consistency drive product demand and pricing.

Another benefit from specialty papers is that working capital needs are significantly less since roduct is of a quick-turn nature. However, not all products leave our plants immediately. As part of our alue-added distribution service, we maintain dedicated inventories for a number of customers. No natter how it's done, we can reduce the total cost for our customers and still achieve our targeted eturns.

lew Measurements of Performance: rom (Reactive) Downtime to (Proactive) Workflow Management

o counter industry weakness, most manufacturers still rely on downtime to reduce inventories and vailable capacity. This reactive step is not a strategy; it's a symptom of being hostage to risks and actors outside of a company's control. At Badger Paper Mills, we are taking control of our destiny hrough our strategy of a focused product offering and an aggressive sales effort.

We have established workflow management processes that allow us to determine optimal plant and quipment utilization levels. With the ability to achieve maximum productivity for all our assets, Badger will not eed to accept business that falls below our target margins, just to keep busy. We continue to look for ways to etter absorb our fixed costs with incremental volume opportunities. Our new process even enables us to ecide in specific situations whether to manufacture certain products, or have others make those products to ur specifications. This flexibility plays a key role in our growth plan because it allows us to add volume without dding physical assets.

The bottom line is that our customers get the quality and the service they require, while Badger has far reater control over its processes and its financial results. What we run through our plants is the key difference how much cash we can generate at the end of the day. We are growing our order backlogs with the right inds of products and narrowing the time frame between making the sale, buying inventory, shipping finished oods and receiving payment. At Badger, it's not about the tons produced; it's about profitability.

einvesting for High Returns

lo business can grow without reinvestment. New technologies, used in tandem with our own experience and reativity, will be key to developing new products and processes that keep us ahead of the competition. The ocus of future capital investment will be on specialty papers – the capacity to handle more business, and the quipment and technology to create new products, significantly improve manufacturing speed, and reduce nanufacturing costs.



Management plans to extend production capabilities in a controlled manner to meet anticipated product rollouts, as well as for new customer relationships. We are installing sophisticated coating equipment to keep pace with the increasing demand for specialty paper products. This new technology, expected to come on-line in mid-year 2002, will enable us to experiment and develop creative new solutions, unique products and superior quality. This equipment is critical to giving us the ability to produce higher volumes of the new light-weight fast food wrap that we developed in 2001.

We expect these new solutions to be among our highest-margin products. They will give us a significant competitive advantage.



Carl Kesler prepares a printed roll for rewinding to final roll sizes at the Oconto Falls plant.

Total Focus on Value Creation

The end result of this strategic plan is to enable Badger Paper Mills to generate higher returns on investment – better margins and more cash flow. The company has focused its resources on advanced applications for specialty papers. The new business template involves driving profit margins from higher-value products.

With a lessening dependence on sales of commodity paper grades, the expected benefits are higher gross margins, improved inventory turns, and faster time-to-market with new products. Long-term financial goals include increasing EBIT (Earnings Before Interest and Taxes) margins, acheiving steady revenue growth and focusing on expanding cash flow returns on investment. Simply put, the goal is to increase the value of Badger.

For our shareholders, a stronger, more profitable Badger is an attractive investment. For our customers, it means we have the financial resources to continue developing new products and processes, and that we will be a strong, financially secure business partner. For our employees, it means being part of an exciting, growing company that provides significant employment security and many opportunities for contribution and advancement.

Although the outlook for the United States economy in 2002 is not very optimistic, our ability in 2001 – a tough year by any standard – to make such a significant turnaround in both our business and our profitability bodes well as the economy rebounds.

We are cautiously optimistic about 2002. We have set relatively conservative financial performance goals for the year, since we will not have our new processes and capabilities fully in place until mid-year. We should see steady progress toward achieving goals for improved productivity, better margins, and accelerating growth in sales of specialty paper products.

We are counting heavily on the support and contributions of every Badger employee to execute on this new strategy. We believe it has great potential, and that Badger has a significant opportunity to grow and build market share in a number of specialty paper areas. Our management team looks forward to sharing updates of our progress throughout 2002.

Robert A. Olah

Robert A. Olah
President and CEO
February 25, 2002


HONEY CALMERS
Natural Throat Drops
NOW and LATER
Bubble Yum

Badger Meets Market Need with Unique Solution



To maximize advertising punch, the fast food market is demanding better, brighter graphics on food packaging products. The product is typically a waxed food wrap sheet. The wax coating is necessary to prevent moisture and heat from escaping when the sandwich is wrapped. However, brilliant graphics are difficult to achieve because printing ink does not adhere to wax, and in conventional food wrap, some wax transfers through to the printable side of the wrap. Badger Paper Mills seized that market opportunity, concluding that to solve the problem, wax had to be applied to one side of the sheet in a way that prevented wax migration to the other side of the sheet. Because of current equipment design, this process was not available and therefore, Badger saw the chance to meet a growing, and unmet, customer need. Badger's experts brainstormed the problem and designed a solution including both a different base sheet and a new wax application system to perfect the product. The changes in the base sheet contributed to excellent print surface and the new application method resulted in minimal wax migration through the sheet. The new sheet was brought to market and the resulting print graphics were the best the market had seen. Customers were impressed, and orders started rolling in – a home run for the market and for Badger.





Team members (left to right): Cory Coopmans, Daniel Denowski and Rick Vandenack

One-Stop Answer Solves Customer Problem, Saves Money

A major supplier of small paper condiment cups came to Badger Paper Mills asking for a new type of paper that would solve manufacturing problems in its respective operating plants. Products from current suppliers included dry material, which caused difficulties when running through processing equipment, and also had cracking at the rims of formed cups. This meant high internal rejection rates and waste-related expense. It took three different vendors to create this product, and none wanted to accept responsibility for the problems.

Badger studied the issues and presented smart solutions. Because we can handle paper manufacturing, paper waxing and paper winding all under one roof, we were given a chance to supply prototype material to the customer. Several trials resulted in a base paper that meets every one of the customer's stringent specifications. The end result – the customer has a high quality product, more reliable supply, and cost savings due to minimized waste, greater processing efficiency, less overtime, and consolidating three vendors into one supplier. Badger's smart solution translated into a similar answer for other customers, and this grade line now represents volume exceeding thousands of tons per year.





Team members (left to right): Brian LaPalm, Brian Bandow and John Wenger

Board of Directors:

Harold J. Bergman
Retired President & CEO
Riverside Paper Corp.

L. Harvey Buek
LHB - O & M Consulting

Mark D. Burish
President
Hurley, Burish & Milliken, SC

James L. Kemerling
President & CEO
Riiser Oil Company, Inc.

Robert A. Olah
Chairman of the Board
President & CEO
Badger Paper Mills, Inc.

John T. Paprocki
Principle Consultant
Paprocki & Associates

William A. Raaths
President & CEO
Anchor Appetizer Group

Corporate Officers:

Robert A. Olah
President & CEO

Michael J. Bekes
Vice President & COO

William H. Peters
Vice President & CFO

Shareholders' Information

Market Makers:

Herzog, Heine, Geduld, Inc. (HRZG)
Spear, Leeds & Kellogg (SLKC)
Hill, Thompson, Magid & Co. (HILL)
Sherwood Securities Corp. (NDBC)
Island System Corp. (ISLD)

Stock Transfer Agent:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Stock Price and Dividend Information:

The following table presents high and low sales prices of the Company's Common Stock in the indicated calendar quarters, as reported by Nasdaq SmallCap Market.

Quarterly Price Ranges of Stock:

	2001		2000	
Quarter	**High**	**Low**	High	Low
First	**$5.938**	**$1.500**	$6.500	$3.750
Second	**$4.000**	**$2.500**	$5.375	$4.063
Third	**$4.000**	**$2.750**	$4.438	$3.313
Fourth	**$4.900**	**$2.850**	$4.500	$2.000

Quarterly Dividends Per Share:

The Company's line of credit maintains certain covenants, which limit the Company's ability to pay dividends. See "Management's Discussion and Analysis — Liquidity and Capital Resources — Capital Resources."

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders of Badger Paper Mills, Inc. will be held at The Best Western Riverfront Inn, 1821 Riverside Avenue, Marinette, Wisconsin, on Tuesday, May 14, 2002, at 10:00 a.m.

Direct Inquiries to:

Badger Paper
Attention: Investor Relations
200 West Front Street
Peshtigo, WI 54157-0149

Telephone: 715-582-4551
Facsimile: 715-582-4853
www.bpm@badgerpaper.com

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

[✓] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________

Commission File No. 0-795

BADGER PAPER MILLS, INC.

(Exact name of registrant as specified in its charter)

200 West Front Street	**WISCONSIN**
P.O. Box 149	(State of incorporation)
Peshtigo, Wisconsin 54157-0149	**39-0143840**
(Address of principal executive office)	(I.R.S. Employer Identification Number)

Registrant's telephone number, including area code: **(715) 582-4551**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Without Nominal or Par Value

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [ ]

As of February 14, 2002, 2,023,585 shares of common stock were outstanding, and the aggregate market value of the Common Stock (based upon the closing sale price of the shares in the Nasdaq SmallCap Market) held by non-affiliates was approximately $8,963,232. Determination of stock ownership by affiliates was made solely for the purpose of responding to this requirement, and registrant is not bound by this determination for any other purpose.

DOCUMENTS INCORPORATED BY REFERENCE

The Company's Proxy Statement for its 2002 Annual Meeting of Shareholders to be filed with the Commission under Regulation 14A is herein incorporated by reference into Part III of this Form 10-K to the extent indicated in Part III hereof.

Statement Regarding Forward-Looking Information

This Form 10-K, each of the Company's annual reports to shareholders, Forms 8-K and 10-Q, definitive Proxy Statements, and any other written or oral statement made by or on behalf of the Company subsequent to the filing of this Form 10-K may include one or more "forward-looking statements" within the meaning of Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 as enacted in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In making forward-looking statements within the meaning of the Reform Act, the Company undertakes no obligation to publicly update or revise any such statement.

Forward-looking statements of the Company are based on information available to the Company as of the date of such statements and reflect the Company's expectations as of such date, but are subject to risks and uncertainties that may cause actual results to vary materially. In addition to specific factors, which may be described in connection with any of the Company's forward-looking statements, factors which could cause actual results to differ materially include:

- Increased competition from domestic or foreign paper producers, or providers of alternatives to the Company's products, including increases in competitive production capacity and/or weakness in demand for paper products. As a paper manufacturer, the Company, if it wants to achieve acceptable production costs, must operate its paper mill at a relatively high percentage of its available production capacity. The Company's competitors face the same or similar situations. Therefore, when the overall market for paper products softens, the Company (and other paper manufacturers) will generally accept lower selling prices for its products in order to maintain acceptable production efficiencies and costs.

- Changes in the price of pulp, the Company's main raw material. The Company purchases all of its pulp on the open market and price changes for pulp have a significant impact on the Company's costs. Pulp price changes can occur due to changes in worldwide consumption of pulp, pulp capacity additions, expansions or curtailments affecting the supply of pulp, inventory building or depletion at pulp consumer levels which affect short-term demand, and pulp producer cost changes related to wood availability, environmental issues and other variables.

- Interruptions in the supply of, or increases and/or changes in the price of energy (principally electricity, natural gas, and fuel oil) that the Company needs in its manufacturing operations.

- Changes in demand for the Company's products due to overall economic activity affecting the rate of consumption of the Company's paper products, growth rates of the end markets for the Company's products, technological or consumer preference changes and acceptance of the Company's products by the markets it serves.

- Unforeseen operational problems at any of the Company's facilities causing significant lost production and/or higher operating costs.

- Changes in laws or regulations affecting the Company, particularly environmental laws and regulations affecting air quality and wastewater discharges.

- The Company's profitability may be adversely affected by increases in interest rates because a significant portion of the Company's debt bears interest at variable interest rates.

Five-Year Comparison of Selected Financial Data

	Year ended December 31,				
	2001	2000	1999	1998	1997
Operations (in thousands):					
Net sales	$ 76,305	$ 76,137	$ 69,231	$ 67,496	$ 72,360
Cost of sales	66,463	73,451	62,478	60,172	69,470
Gross profit	9,842	2,686	6,753	7,324	2,890
Selling and administrative expenses	5,551	5,106	4,890	4,433	4,148
Restructuring provision	--	--	--	--	850
Pulp mill impairment	--	--	--	--	783
Loss on write-off of trade credits	--	440	--	--	--
Loss on disposal of property, plant and equipment	8	22	--	--	--
Operating income (loss)	4,283	(2,882)	1,863	2,891	(2,891)
Other income (expense)	237	175	617	946	650
Gain on sale of timberland	1,627	--	--	--	--
Interest expense	927	1,250	1,064	1,196	1,354
Income (loss) before income taxes	5,220	(3,957)	1,416	2,641	(3,595)
Provision (benefit) for income taxes	1,374	(891)	279	897	(1,153)
Net income (loss)	3,846	(3,066)	1,137	1,744	(2,442)
Common Stock:					
Number of shareholders	380	392	434	470	515
Weighted average of shares outstanding	2,004,664	1,981,716	1,966,111	1,955,772	1,947,128
Net earnings (loss) per share basic	$ 1.92	$ (1.55)	$ 0.58	$ 0.89	$ (1.25)
Net earnings (loss) per share diluted	$ 1.89	$ (1.55)	$ 0.58	$ 0.89	$ (1.25)
Book value per share	$ 10.10	$ 8.32	$ 9.91	$ 9.33	$ 8.42
Financial position (in thousands):					
Working capital	$ 6,717	$ (9,950)	$ 8,259	$ 7,346	$ 7,196
Capital expenditures	1,439	2,265	2,815	3,004	4,686
Total assets	40,280	43,357	46,894	47,999	48,356
Long term debt	9,794	1,310	15,705	16,126	20,394
Shareholders' equity	20,445	16,482	19,484	18,257	16,444

PART I

Item 1. Business

Badger Paper Mills, Inc. ("Badger" or the "Company") has been producing paper and paper products in Wisconsin since it was incorporated under the laws of the State of Wisconsin in 1929. The Company operates in two principal segments: (1) the manufacture of paper and paper products (the "Paper Products Business"), and (2) the production of flexible packaging materials (the "Flexible Packaging Business").

The Paper Products Business, located in Peshtigo, Wisconsin and adjacent to the Company's principal executive offices, manufactures paper on two paper machines (a "Yankee" paper machine and a "Fourdrinier" paper machine). The Company also performs certain converting operations as part of its Paper Products Business. The Flexible Packaging Business produces flexible packaging materials principally for consumer applications.

The Company's Facilities in Peshtigo, Wisconsin house its principal executive offices, as well as its Paper Product's Business. All of the Company's physical facilities in Peshtigo, Wisconsin are sometimes referred to herein as the Company's "Peshtigo Facilities."

The Company's Flexible Packaging Business is headquartered in Oconto Falls, Wisconsin (approximately 30 miles from Peshtigo, Wisconsin), and consists of a Company-owned manufacturing facility and certain leased warehouse space. All of the Company's owned and leased facilities in Oconto Falls, Wisconsin are sometimes referred to herein as the Company's "Oconto Falls Facilities".

Products and Distribution

Paper Products Business

The Company's Paper Products Business, conducted at its Peshtigo Facilities, includes the manufacture of paper, and certain converting operations. Converting operations conducted in the Paper Products Business include punching, sheeting, trimming, sealing, perforating, rewinding, waxing, drilling and die-cutting.

As noted above, the Company manufactures paper on its two paper machines. The Yankee paper machine allows the Company to manufacture 27% of its paper products, as measured by weight, representing 30% of 2001 net sales. Products produced on the Yankee paper machine include converted printed and unprinted waxed papers, grades used in laminating applications, colored papers, specialty-coated papers and papers used in applications where twisting is required to seal product. These products are sold to manufacturers and converters by Company sales personnel and commissioned brokers.

The Fourdrinier paper machine allows the Company to manufacture 73% of its paper products, as measured by weight, representing 55% of 2001 net sales. The Fourdrinier paper machine produces fine paper grades utilizing fiber purchased on the open market, including pre- and post-consumer recycled fibers. Papers produced on the Fourdrinier paper machine are used in several applications including business papers, printing, high quality writing papers, book publishing stock, reply card, watermarked, industrial and consumer papers that require water-oil-grease resistant ("WOGR") attributes, copier papers and specialty papers. The Company offers a wide range of colored papers and specializes in color matching. A portion of the products produced by the Company are sold under certain trademarks and trade names, including Ta-Non-Ka®, Copyrite®, ENVIROGRAPHIC®,

Northern Brights®, Artopaque®, Marks of Distinction® and DuraEdge®. Other products are sold through paper merchants, brokers and value-added converters who, in turn, sell to other value-adding entities or direct to the consumer.

The Company's two paper machines produce papers that have different features. Paper produced on the Yankee paper machine has very a smooth surface on one side of the paper, which is referred to as Machine Glazed ("MG"). The smooth finish on MG paper allows the paper to work well in certain coating and printing applications.

Paper produced on the Fourdrinier paper machine does not have a glazed finish. Paper produced on the Fourdrinier paper machine is Machine Finished ("MF"). MF paper works well in a broad range of applications including publishing, writing paper and certain printing applications.

The Paper Products Business sells its products to a wide range of paper converting companies throughout the United States, including the Company's Flexible Packaging Business. These sales are conducted through the Company's sales personnel. The largest concentration of the Company's customers can be found in the Midwestern states of Wisconsin, Illinois, Missouri and Ohio. The Paper Products Business contributed 85% of the Company's net sales in 2001.

Flexible Packaging Business

The Company's Flexible Packaging Business complements the Company's Paper Products Business by adding value to certain paper grades by printing and converting paper and paper products manufactured. The Flexible Packaging Business purchased during 2001 $2,946,000 of paper and paper products from the Paper Products Business. The Company's Flexible Packaging Business is able to print on a variety of surfaces, including paper and plastic, and to manufacture polyethylene bags.

The Flexible Packaging Business sells its products to a wide range of consumer products companies throughout the United States. The largest concentration of the Company's customers can be found in the Midwestern states of Wisconsin, Illinois, Missouri and Ohio. During 2001, paper purchased from the Paper Products Business accounted for 73% of the Flexible Packaging Business' net sales. The Flexible Packaging Business contributed 15% of the Company's net sales in 2001.

The Company's foreign net sales are immaterial to its operations.

Competition

Paper Products Business

Badger's manufactured paper products are highly sensitive to competition from numerous sources, including other paper products and products of other composition. Product quality, price, volume and service are all competitive factors. Badger's paper production represents less than 1% of the production capacity in the United States for these products. Competition for all grades of paper manufactured by the Company include International Paper Corporation, Georgia-Pacific Corporation, Wausau-Mosinee Paper Corporation and smaller, non-integrated paper companies. Many of the Company's larger competitors have greater financial, technical, marketing and public relation resources, larger client bases and greater brand or name recognition than Badger.

Flexible Packaging Business

The Flexible Packaging Business has an immaterial share of the total market. The Company's largest competitors in this business segment include Bemis Company, Inc., Menasha Corporation and several small printing companies.

Raw Materials; Inventory

Paper Products Business

The principal raw material used in Badger's Paper Products Business is pulp. Badger utilizes a variety of fibers to meet the formulation requirements of the papers it produces. Northern and southern softwood and hardwood pulps, pre-consumer and post-consumer recycled pulps and hard white rolls make up the total fiber requirements. Badger purchases all its fiber requirements on the open market.

Other raw materials are purchased directly from manufacturers and distributors. Badger has at least two sources of supply for major items. Shortages of pulp or certain chemicals (including petrochemicals) could have an adverse effect on Badger's ability to manufacture its products, and could adversely affect product mix. Although Badger does not anticipate any material near-term increases in pulp prices, it believes that the long-term trend likely will be higher pulp prices.

Flexible Packaging Business

The primary raw materials used in the Company's Flexible Packaging Business are paper, nonwovens (a replacement for textile), polyethylene and printing inks. Raw materials are purchased directly from manufacturers. Paper from the Peshtigo Facilities is a raw material for some of the products manufactured in the Flexible Packaging Business.

In-process and finished goods inventory at the end of 2001 was equivalent to approximately 32 days of production, compared to 41 days in 2000.

Energy

Badger is a large consumer of energy, including electricity, natural gas and fuel oil. In 2001, 8.2% of Badger's cost of sales represented energy costs compared to 7.1% of Badger's cost of sales in 2000. Badger purchases electricity from local public utilities, and it purchases natural gas from various sources in the United States and Canada. Two dual-fueled boilers capable of burning natural gas or fuel oil and one natural gas boiler supply the Peshtigo Facilities' heating and manufacturing requirements. Natural gas costs increased 61.5% in the second half of 2000. As a result, Badger elected to use fuel oil in its boilers during the first quarter of 2001. Using fuel oil instead of natural gas resulted in cost savings to the Company. As natural gas prices declined during 2001, it became cost effective for the Company to use natural gas to fuel its boilers.

Although Badger experienced temporary interruptions of electrical service in the summer of 2001 and 2000 due to regional shortages of electricity during peak demand periods, the Company believes that current sources of electricity, natural gas and fuel oil are adequate to meet its needs. Such interruptions caused the Company to temporarily stop the manufacture of paper. There is no damage to equipment during these temporary power interruptions. Badger could experience similar interruptions in the future.

Patents

The Company possesses certain patents and licenses used in connection with its business, none of which individually or in the aggregate are material.

Research and Development

The Company maintains a dedicated technical staff of employees charged with the responsibility of researching and developing new products. The Company also relies on outside consultants from time to time for special research and development projects. The Company's technical staff also refines and improves existing products in response to customer requirements and market demands. The Company spent $469,000 in 2001, $762,000 in 2000 and $532,000 in 1999 on product research and development activities.

A significant percentage of the Company's research and development costs are spent working on concepts and designs for new and/or improved paper products for customers. Since many of the Company's customers for paper products are converters, these customers need trial production runs of paper products to evaluate how the Company's new or modified paper products perform in actual use on the customers' paper-converting machinery and equipment. If such trial production runs are unsuccessful, the Company charges the associated costs to research and development. If such trial production runs are successful, the Company sells the product to the customers. Revenues from successful trial production runs are included in sales and the associated costs are accounted for in cost of sales.

Backlog

As of December 31, 2001, the dollar value of the Company's order backlog was approximately $2,837,000 as compared to $1,678,000 and $2,106,000 at December 31, 2000 and 1999, respectively.

Customers

In 2001, 2000 and 1999, no customer represented over 10% of Badger's net sales.

Environmental Matters

Paper Products Business

In 2000, the Company received final regulatory approval from the Wisconsin Department of Natural Resources ("WDNR") of its Title V air operating permit for its Peshtigo, Facilities. The permit does not require the Company to install new or additional pollution control equipment, and as such, the Company is responsible for the costs associated with routine monitoring, record keeping and reporting requirements. These costs are minimal.

Prior to January 30, 2002, effluent flow from Badger's Peshtigo Facilities was directed into a joint municipal wastewater treatment plant, which Badger operated under contract with the City of Peshtigo, Wisconsin. Effective January 30, 2002, Badger sold this wastewater treatment plant to the City of Peshtigo for approximately $1,250,000; however, Badger continues to operate this wastewater treatment plant under contract with the City of Peshtigo. Management believes this wastewater treatment plant continues to meet or exceed all currently applicable environmental requirements and that Badger's use of the treatment plant is in compliance with all regulatory requirements. In 2000, Badger renewed its wastewater discharge permit for this wastewater treatment plant.

In January 2000, the WDNR approved a final closure report filed by the Company with respect to its former Harbor Road Landfill. The WDNR will continue to review the effectiveness of this closure. If the WDNR subsequently determines that the closure was ineffective, then the WDNR may require the Company to undertake further remedial actions. Based on the Company's consultant's report (dated April 1999), the Company estimated that the potential future cost of such future environmental remedial efforts (assuming that the WDNR determines that the closure was ineffective) was approximately $300,000. The Company has not subsequently updated this consultant's report. The Company has provided a letter of credit to the WDNR, currently in the amount of $164,305 but subject to incremental increases in the future up to $300,000, to ensure that funds are available for future remedial actions should they become necessary.

The Company also has a requirement to clean up fuel oil contamination on Company property. The estimated cost associated with the clean up of the contamination is $10,000.

The Company's Peshtigo Facilities are located near the Lower Fox River/Green Bay Area of Concern ("AOC"). Pursuant to the Great Lakes Water Quality Agreement, forty-three AOC's have been identified and are located throughout the Great Lakes Basin. The Company has not been identified by WDNR or the United States Environmental Protection Agency ("EPA") as responsible for the environmental problems within the Lower Fox/Green Bay AOC.

The Company does not anticipate any capital expenditures for pollution control equipment during the next two fiscal years.

Flexible Packaging Business

The Company was issued an air operating permit by the WDNR for its Oconto Falls Facilities. The permit expires on January 29, 2006. The permit limits emissions so that the facility is considered a "synthetic minor" under the EPA's Title V air permit program. The permit authorizes the operation of the flexographic printing process at the facility.

Badger believes it has in force all of the necessary environmental permits from Federal, state and local authorities, and does not anticipate any problem with reissuance of any permits.

Employees

As of December 31, 2001, the Company had 288 employees.

Paper Products Business

Of the 234 employees at the Peshtigo Facilities, 177 were covered by six-year collective bargaining contracts running through May 2002.

Flexible Packaging Business

The Oconto Falls Facilities employed 54 personnel, none of whom were covered by a collective bargaining contract.

Item 2. Properties

Properties

Location	Owned or Leased	Approximate Floor Area in Square Feet	Principal Uses
Peshtigo, WI	Owned(1)	3,750	Principal executive offices
Peshtigo, WI	Owned(1)	88,500	Paper Products Business
Oconto Falls, WI	Owned	40,000	Flexible Packaging Business
Oconto Falls, WI	Leased(2)	20,300	Warehouse space

(1) As a result of the November 2001 refinancing of its revolving and long-term debt, two of the Company's lenders hold mortgages on the Peshtigo Facilities.

(2) The lease for these 20,300 square feet of warehouse space is a five-year lease (triple net lease basis) which commenced on October 1, 2000. The current base rent is approximately $51,000 per year, increasing incrementally to $56,000 per year in the final year of the lease.

* The Company leases equipment. Information related to these leases can be found in Note M to the Company's 2001 audited financial statements.

Item 3. Legal Proceedings

The Company does not have any material legal proceedings pending, and does not have any litigation or governmental proceedings with respect to environmental matters pending (except to the extent identified under the "Environmental Matters" caption in Item 1 of Part I of this Form 10-K).

Item 4. Submission of Matters to a Vote of Shareholders

No matters were submitted to a vote of Company shareholders in the fourth quarter of 2001.

PART II

Item 5. Market For the Registrant's Common Stock and Related Shareholder Matters.

The Company's Common Stock trades in the Nasdaq SmallCap Market under the symbol "BPMI." As of December 31, 2001, the Company had 380 shareholders of record. Information about the trading prices for shares of the Company's Common Stock and dividends on the Common Stock are included under the caption "Stock price and dividend information" in Part III of this Form 10-K.

Item 6. Selected Financial Data

Selected Company financial data is presented on Page 3 of this Form 10-K under the caption "Five-Year Comparison of Selected Financial Data."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

Improved profitability in 2001 as compared to 2000 resulted from the Company's ability to maintain its selling prices in an environment where declining pulp costs drove lower paper prices. The Company was able to maintain its pricing partially due to the markets it serves. The Company's overall average selling price increased slightly during 2001 when compared to 2000 while the Company's cost for pulp decreased 29%. Management is focused on moving the Company into specialty markets where pricing pressures are less significant when compared to commodity grades.

The gross profit resulting from the Paper Products Business and the Flexible Packaging Business was 12.9% of net sales in 2001 compared to 3.5% of net sales in 2000. The Flexible Packaging Business' net sales increased 8.5% in 2001 when compared to 2000. The Company maintains a strong base of business in the tissue wrap market.

2001 Versus 2000

Net Sales

Net sales in 2001 were $76,305,000 compared to $76,137,000 in 2000, an increase of $168,000.

Paper Products Business

Paper Products Business net sales were $65,190,000 in 2001 compared to $65,896,000 in 2000, a decrease of 1.1%. The reduction in net sales can be attributed to reduced production in grades made on the Fourdrinier paper machine. Net sales of Fourdrinier paper machine grades declined 3.7% in 2001 when compared to 2000. The reduction in net sales is attributed to shipment volume. Shipment volume, as measured in weight, declined 5.2% in 2001 with a 1.5% increase in the average price. Net sales of MG grades increased 4.3% in 2001. Shipment volume, as measured in weight, increased 7.2% in 2001 compared to 2000. The average selling price of MG grades decreased 2.7% in 2001 compared to 2000.

Flexible Packaging Business

Flexible Packaging Business net sales increased 8.5% in 2001 as compared to 2000. The Company continues to grow the tissue wrap business.

Cost of Sales

The cost of sales for 2001 was $66,463,000 and 87.1% of net sales compared to $73,451,000 and 96.5% of net sales in 2000. The cost of sales decrease is a result of the reduction in the cost of pulp. The reduction in the cost of sales as a percentage of net sales is the combined effect of the Company's ability to hold its pricing while the Company's cost of pulp decreased. The improvement in cost of sales and the resulting improvement in gross profit can be attributed to the reductions in the price of pulp.

Paper Products Business

The Paper Products Business produced 60,185 tons of paper in 2001 compared to 60,912 tons in 2000, a reduction of 727 tons and 1.2%. Total pulp costs for 2001 decreased 28.7% when compared to 2000. During 2001, the Company scheduled down time rather than run unprofitable business. Scheduled down time in 2001 was 19.9% of available capacity compared to 23.7% in 2000.

During 2000, the Company experienced a 61.5% increase in natural gas costs over the costs in 1999. As a result of the significant increase in natural gas, the Company elected to fuel its boilers with fuel oil during the first quarter of 2001 in order to reduce cost. The Company's overall cost to fuel its boilers in 2001 were 3.4% higher than the cost incurred in 2000.

Flexible Packaging Business

The Flexible Packaging Business' cost of sales increased 15.3% during 2001 while net sales increased 8.5%. The increase in net sales is a result of higher production volume. Pricing pressure caused the cost of sales to increase faster than the growth in net sales .

Gross Profit

Gross profit in 2001 was $9,842,000 and 12.9% of net sales compared to $2,686,000 and 3.5% of net sales in 2000. Improved margins are the combined result of the Company's ability to hold pricing while, at the same time, experiencing decreases in the cost of pulp.

Paper Products Business

The most significant factor in the Company's improvement in gross profit is the reduction in pulp costs combined with the Company's ability to hold its selling prices. In 2001, gross profit in the Paper Products Business was 12.9% of net sales compared to 0.8% in 2000. The Company was able to hold selling prices, in part, because of its strategy to transition from lower margin commodity grades to specialty products.

Flexible Packaging Business

In 2001, the Flexible Packaging Business generated a gross profit of 16.2% of net sales compared to 21.2% of net sales in 2000. Although the Flexible Packaging Business experienced some pricing pressure in 2001, the Company continues to focus its attention on improving operational efficiencies in this segment of the business.

Selling & Administrative Expense

In 2001, selling and administrative expense increased $431,000 and 8.4% over 2000. During 2001, the Company incurred several costs associated with management of the business that were not incurred in 2000. These costs include costs associated with: (1) filling open management positions and (2) external consulting resources to assist in managing the business.

__Income Tax__

Income taxes in 2001 were $1,374,000 or 26.3% of income before taxes. In 2000, the Company realized a tax benefit of $891,000 or 22.5% of the loss before interest. The difference between statutory tax rates and the Company's effective tax rate is the realization of the benefits related to the Federal net operating loss carryforward ultilized in 2001.

__Other Income & Expense__

During 2001, the Company realized $1,627,000 in gains from the sale of timberland that was not used in the day-to-day operations of the business since the Company closed its pulp mill several years ago.

2000 Versus 1999

__Net Sales__

Net sales in 2000 were $76,137,000 compared to $69,231,000 in 1999, an increase of $6,906,000 or 10.0%.

__Paper Products Business__

The Paper Products Business' net sales were $65,896,000 in 2000 compared to $60,575,000 in 1999, an increase of $5,321,000 or 8.8%. Production volume, as measured by weight, increased 2.6% in 2000 while the average price increased 5.8%. Net sales of Fourdrinier paper grades increased 6.3% in 2000 relative to 1999 as a result of increased pricing. There was less than 1% difference in the volume of fine paper produced in 2000 as compared to 1999. Net sales of MG grades increased 14.5% in 2000. Volume for packaging grades increased 14.1% in 2000 while pricing increased 1.3%.

__Flexible Packaging Business__

The Flexible Packaging Business' net sales increased 18.3% in 2000 as compared to 1999. The Company saw an increase in its tissue wrap business.

__Cost of Sales__

Cost of sales were $73,451,000 and 96.5% of net sales in 2000 compared to $62,478,000 and 90.2% in 1999. The increase in cost of sales in dollars can be attributed to increases in the cost of pulp and energy. The increase in cost of sales relative to net sales is a result of the Company's inability to increase prices sufficiently to cover the increases in its raw materials cost.

__Paper Products Business__

Cost of sales in the Paper Products Business were $65,380,000 and 99.2% of net sales in 2000 compared to $55,385,000 and 91.4% in 1999. The Company was not successful in raising prices sufficiently to cover the increase in costs to produce paper. In particular, the increase in pulp and energy costs. Pulp cost in 2000 were $7,500,000 and 33.0% higher than costs incurred in 1999. Energy costs increased over $1,200,000 and 61.5% in 2000. These cost increases were driven entirely by an increase unit cost. Production volume in 2000 was virtually constant at 60,912 tons, a decrease of 545 ton and 0.9% when compared to 1999.

__Flexible Packaging Business__

Cost of sales in the Company's Flexible Packaging Business were $8,071,000 and 78.8% of net sales in 2000 compared to $7,093,000 and 81.9% of net sales in 1999.

__Gross Profit__

Gross profit in 2000 was $2,686,000 and 3.5% of net sales compared to $6,753,000 and 9.8% of net sales in 1999. The decline in gross profit is a result of increased costs for raw material, in particular pulp and energy, and the Company's inability to increase prices sufficiently to cover those cost increases.

__Paper Products Business__

The Paper Products Business' gross profit fell to less than 1% of net sales in 2000 compared to 8.6% in 1999. The reduction in gross profit is the result of increases in pulp and energy costs and the Company's inability to pass these higher costs on to its customers.

__Flexible Packaging Business__

The Flexible Packaging Business' gross profit increased to 21.2% of net sales in 2000 compared to 18.1% in 1999. The improvement can be attributed to higher margin product mix and improvements in production efficiency.

__Selling, Administration and Other Expenses__

The Company realized an increase in selling and administrative expenses of $238,000 or 4.9% in 2000 as compared to 1999. The increase in selling and administrative expenses in 2000 over 1999 is related to accounts receivable and uncollectible accounts. In 2000, the Company wrote-off $279,000 in uncollectible accounts compared to $54,000 in 1999, an increase of $225,000.

During 2000, the Company determined that it would not realize the benefit of $440,000 of trade credits and recognized a write off of these credits against 2000 operations.

In the second quarter of 1999, Badger received $622,000 of life insurance proceeds upon the death of a former president of the Company in March 1999. The proceeds included $231,000 of cash surrender value carried as other assets on its balance sheet and $391,000 of non-recurring income.

Liquidity and Capital Resources

__Capital Expenditures__

Capital expenditures during 2001 were $1,439,000, compared to $2,265,000 for the same period in 2000.

__Paper Products Business__

Major projects in 2001 in the Paper Products Business included the rebuild of a waxing machine and equipment to improve the consistency of the profile of the paper produced on the Yankee paper machine and rewinding equipment.

Flexible Packaging Business

The Flexible Packaging Business did not have any major capital projects during 2001.

The Company expects that its capital expenditures in 2002 will not exceed $4,000,000.

Capital Resources

As of December 31, 2001 the Company's capital resources included $664,000 in cash and borrowings under the Company's $15,000,000 revolving credit facility. Borrowings under this facility totaled $4,946,000. Based on the balances in inventory and accounts receivable, the Company had an available balance under the line of $9,138,000. The Company also has $1,148,000 available from its term debt facility for purchases of fixed assets.

In November 2001, the Company obtained a revolving credit agreement with a commercial bank providing for asset-based financing which expires in November 2004. The line of credit provides for maximum borrowings of $15,000,000, limited to certain percentages of receivables and inventory, and reduced by outstanding letters of credit. The line of credit bears interest at a variable rate based on alternative interest rate bases at the Company's option (4.75% at December 31, 2001). A facility fee of 1/4% is payable for unused amounts. The line of credit is collateralized by accounts receivable and inventory.

At December 31, 2001, the revolving line of credit required, among other items, the Company to maintain a fixed charge coverage ratio of 1.00 and a minimum tangible net worth. Capital expenditures are limited to $3,000,000 per year in 2002 and periods thereafter.

The Company obtained a variable rate term loan in November 2001. The agreement provides for monthly payments of principal and interest, with interest at prime plus 1/2%. Borrowings are collateralized by certain property, plant and equipment.

The UDAG debt, including additional funding obtained in November 2001, is due in monthly installments of $17,931, including interest at 5.0%, through maturity in November 2011. This loan is collateralized by certain property.

The Company is currently in compliance with all material provisions of its revolving credit and long-term credit agreements. The Company believes that cash provided by operations and its revolving credit facility are sufficient to meet its current and anticipated working capital needs, as well as fund its planned capital expenditures.

Cash Flows

Cash provided from operations in 2001 was $5,740,000 compared to $2,233,000 in 2000. The increase in cash flow is the combined results of increased profitability and reductions of inventory.

Net cash provided from investing activities was $258,000 in 2001 compared to net cash used in investing activities of $1,679,000 in 2000. The proceeds from the sale of timberland in 2001 generated cash from investing activities. Such proceeds were not available in 2000.

The Company used $6,314,000 in financing activity in 2001 as compared to $243,000 in 2000. The increase in cash used in financing activities is a result of cash flow from operations and the sale of assets being used to reduce debt.

The Company used the proceeds from the sale of the wastewater treatment plant in January 2002 to reduce the outstanding advances under its revolving credit facility. The Company believes that cash flow from operations will be sufficient to allow the Company to meet its obligations in 2002.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest on its debt. The revolving credit facility provides for borrowings up to $15,000,000 and extends to November 2004. An annual commitment fee of 1/4% is payable for unused amounts. The Company's interest rate floats based on the lender's prime rate. As of December 31, 2001, the Company was paying 4.75% annual rate on amounts borrowed against this line.

A majority of the Company's debt is at variable interest rates, and a hypothetical 1% (100 basis point) change in interest rates would cause an estimated increase in annual interest expense of $85,000.

The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Badger Paper Mills, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Badger Paper Mills, Inc. and Subsidiary (a Wisconsin corporation) as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Badger Paper Mills, Inc. and Subsidiary as of December 31, 2001 and 2000 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Appleton, Wisconsin
January 25, 2002 (except for Note A9, as to
which the date is January 30, 2002)

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS
December 31
(dollars in thousands)

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 664	$ 980
Certificates of deposit	164	100
Accounts receivable, net	6,107	6,608
Inventories	4,983	6,519
Refundable income taxes	170	300
Deferred income taxes	1,150	-
Property held for resale	258	-
Prepaid expenses and other	748	571
Total current assets	14,244	15,078
PROPERTY, PLANT AND EQUIPMENT, NET	25,445	27,711
OTHER ASSETS	591	568
Total assets	$ 40,280	$ 43,357
LIABILITIES		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 414	$ 15,212
Accounts payable	2,921	6,859
Acçrued liabilities	3,792	2,957
Income taxes payable	400	-
Total current liabilities	7,527	25,028
LONG-TERM DEBT	9,794	1,310
DEFERRED INCOME TAXES	1,839	-
OTHER LIABILITIES	675	537
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, no par value; 4,000,000 shares authorized 2,160,000 shares issued	2,700	2,700
Additional paid-in capital	54	170
Retained earnings	19,213	15,367
Treasury stock, at cost, 136,415 and 171,583 shares in 2001 and 2000, respectively	(1,522)	(1,755)
Total shareholders' equity	20,445	16,482
Total liabilities and shareholders' equity	$ 40,280	$ 43,357

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,
(dollars in thousands)

	2001	2000	1999
Net sales	$ 76,305	$ 76,137	$ 69,231
Cost of sales	66,463	73,451	62,478
Gross profit	9,842	2,686	6,753
Selling, general and administrative expenses	5,559	5,128	4,890
Loss on write-off of trade credits	-	440	-
Operating income (loss)	4,283	(2,882)	1,863
Other income (expense)			
Interest and dividend income	77	44	85
Interest expense	(927)	(1,250)	(1,064)
Gain on sale of timberlands	1,627	-	-
Gain from life insurance proceeds	-	-	391
Miscellaneous, net	160	131	141
	937	(1,075)	(447)
Income (loss) before income tax	5,220	(3,957)	1,416
Provision (benefit) for income taxes	1,374	(891)	279
Net income (loss)	$ 3,846	$ (3,066)	$ 1,137
Net earnings (loss) per share - basic	$ 1.92	$ (1.55)	$ 0.58
Net earnings (loss) per share - diluted	$ 1.89	$ (1.55)	$ 0.58

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31,
(dollars in thousands)

	2001	2000	1999
Common Stock			
Balance, December 31	$ 2,700	$ 2,700	$ 2,700
Additional paid-in capital			
Balance, January 1	170	201	200
Treasury stock issued	(116)	(31)	1
Balance, December 31	54	170	201
Retained earnings			
Balance, January 1	15,367	18,433	17,296
Net income (loss)	3,846	(3,066)	1,137
Balance, December 31	19,213	15,367	18,433
Treasury stock			
Balance, January 1	(1,755)	(1,850)	(1,939)
Shares issued (35,168, 14,249 and 13,446 shares in 2001, 2000 and 1999, respectively)	233	95	89
Balance, December 31	(1,522)	(1,755)	(1,850)
Shareholders' equity			
Balance, December 31	$ 20,445	$ 16,482	$ 19,484

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(dollars in thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 3,846	$ (3,066)	$ 1,137
Adjustments to reconcile to net cash provided by operating activities			
Depreciation	3,355	3,005	2,853
Directors' fees paid in shares	117	64	90
Deferred income taxes	689	(680)	200
Realized loss on sale of marketable securities	-	12	-
Gain from life insurance proceeds	-	-	(391)
Gain on sale of timberlands	(1,627)	-	-
Loss on write-off of trade credits	-	440	-
Other	8	22	-
Changes in assets and liabilities			
Accounts receivable, net	501	(528)	(818)
Inventories	1,536	1,300	(1,618)
Accounts payable and accrued liabilities	(3,103)	1,944	602
Income taxes refundable (payable)	530	(80)	(363)
Other	(112)	(200)	(363)
Net cash provided by operating activities	5,740	2,233	1,329
Cash flows from investing activities:			
Additions to property, plant and equipment	(1,439)	(2,265)	(2,815)
Proceeds from sale of timberlands and other property and equipment	1,761	61	13
Net (purchases) maturities of certificates of deposit	(64)	400	496
Life insurance proceeds	-	-	622
Purchases of marketable securities	-	-	(36)
Proceeds from sale of marketable securities	-	125	1,260
Net cash provided by (used in) investing activities	258	(1,679)	(460)
Cash flows from financing activities:			
Increase (decrease) in revolving notes payable	(6,554)	800	1,600
Proceeds from long-term debt	4,114	-	-
Payments on long-term debt	(3,874)	(1,043)	(4,029)
Net cash used in financing activities	(6,314)	(243)	(2,429)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(316)	311	(1,560)
Cash and cash equivalents:			
Beginning of year	980	669	2,229
End of year	$ 664	$ 980	$ 669

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Badger Paper Mills, Inc. manufactures paper and paper products and provides printing and converting services to customers throughout the United States, with concentrations in the Midwestern States of Wisconsin, Illinois, Missouri and Ohio. In February 1998, Peshtigo Power, LLC ("Peshtigo") was incorporated to produce steam for Badger Paper Mills, Inc. Peshtigo is wholly owned by the Company.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

1. Consolidation Principles

The consolidated financial statements include the accounts of Badger Paper Mills, Inc. and its wholly-owned Subsidiary. All significant intercompany accounts and transactions have been eliminated.

2. Operating Segments

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS 131 requires public companies to use a "management approach" to defining and reporting the activities of operating segments. The management approach defines operating segments along the lines used by management to assess performance and make operating and capital decisions.

3. Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions. The Company provides credit in the normal course of business to its customers. These customers are located throughout North America. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and generally does not require collateral to support the accounts receivable balances.

The Company's Paper Products Business employs approximately 177 employees represented by the United Paperworkers Union. The existing agreement expires in May 2002.

4. Financial Instruments

For cash and certificates of deposit, the carrying amount approximates fair value because of the short maturity of these instruments. For long-term debt, the carrying amount approximates fair value based on comparison with current rates offered to the Company for debt with similar remaining maturities.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (Continued)

5. *Estimates*

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

6. *Cash Equivalents*

For financial reporting purposes, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

7. *Receivables*

Accounts receivable are stated net of an allowance for sales returns, cash discounts and doubtful accounts. The Company estimates an allowance based on actual payment history of each individual customer. Consequently, an adverse change in the financial condition of a particular customer could affect the Company's estimate of its allowance.

8. *Inventories*

Substantially all inventories are valued at the lower of cost or market with cost being determined on the last-in, first-out ("LIFO") basis.

9. *Property Held for Resale*

Property held for resale consists of a sewage treatment plant. On January 30, 2002, the Company sold this plant to the City of Peshtigo for cash proceeds of $1,250,000.

10. *Property, Plant and Equipment*

These assets are stated at cost. Spare parts are stated at cost, subject to net realizable value. If the parts are utilized in a project that either extends the lives or increases the capacity of the equipment, they are capitalized. If the parts are utilized in ordinary repairs or maintenance, they are charged to operating expense. Depreciation of plant and equipment is provided on the straight-line basis over the estimated useful lives of the assets. Land improvements useful lives are 15 years. Buildings useful lives range from 30 to 33 years and machinery and equipment from 3 to 17 years. Accelerated depreciation is used for income tax purposes.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (Continued)

11. Trade Credits

Trade credits represented credits issued by an international barter firm in exchange for surplus inventory. Trade credits were recorded at the lower of cost or market of the inventory exchanged. The Company regularly reviewed trade credits if events or circumstances indicated that the trade credits were impaired. In the fourth quarter of 2000, the balance of trade credits of $440,000 were written off through an impairment charge, as the trade credits no longer had value in negotiations with key suppliers. The write-off of trade credits represented a net loss per share of $0.22 both on a basic and diluted basis for 2000. The write-off related to the Paper Products Business.

12. Environmental Expenditures

Accruals for remediation costs are recorded when it is probable that a liability has been incurred and the amount of the costs can be reasonably estimated.

13. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

14. Stock Options

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options. Under APB 25, if the exercise price of the stock options exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Compensation expense is recorded using the front loaded method.

15. Net Sales Recognition

Net sales are recognized by the Company when goods are shipped and accepted by the customer.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (Continued)

16. Shipping and Handling Costs

The Company records shipping and handling costs in cost of sales on the statement of operations. Shipping and handling costs amounted to $4,562,000, $4,464,000 and $4,150,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

17. Research and Product Development Costs

Research and product development costs related to potential new products and applications are expensed when incurred. These costs amounted to $469,000, $762,000 and $532,000 for 2001, 2000 and 1999, respectively.

18. Net Earnings (Loss) Per Share

Net earnings (loss) per share are computed based on the weighted average number of shares of common stock outstanding during the year:

	2001	2000	1999
Basic	**2,004,664**	1,981,716	1,966,111
Diluted	**2,037,429**	1,981,716	1,966,111

Stock options to purchase 25,000 common shares in 2001 and 115,000 common shares in 2000 and 1999 were not dilutive and therefore, have not been included in the computations of diluted per common share amounts.

19. Reclassifications

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year.

20. Prospective Accounting Pronouncements

The Company believes the adoption of new accounting pronouncements will not have a significant impact on results of operations or financial position.

NOTE B - RECEIVABLE ALLOWANCES

The receivable allowances at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Sales returns and allowances	$ 242	$ 102
Cash discounts	59	34
Doubtful accounts	300	14
	$ 601	$ 150

NOTE C - INVENTORIES

The major classes of inventories, valued on the LIFO cost method, at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Raw Materials	$ 1,062	$ 1,291
Work-in-process and finished stock	3,921	5,228
	$ 4,983	$ 6,519

The first-in, first-out ("FIFO") cost of raw materials, work-in-process and finished stock inventories approximated $9,548,000 and $11,208,000 at December 31, 2001 and 2000, respectively. It is not practical to separate finished stock and work-in-process inventories. The LIFO cost method had the effect of decreasing net earnings in 2001 by $91,000, or $.05 per share - basic and .04 per share - diluted. For 2000, the LIFO cost method had the effect of increasing the net loss by $618,000, or $.31 per share, basic and diluted. For 1999, the impact of the LIFO cost method on net income was not significant.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment at December 31 are as follows (in thousands):

	2001	2000
Machinery and equipment	$ 57,505	$ 60,605
Buildings	9,183	9,104
Spare parts	1,344	1,294
Land	73	199
Construction-in-progress – equipment	313	13
	68,418	71,215
Accumulated depreciation	42,973	43,504
	$ 25,445	$ 27,711

At December 31, 2001 and 2000, $18,967,000 and $18,289,000, respectively, of fully depreciated assets were still in use.

NOTE E - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Compensation, including future absences, and related taxes	$ 1,766	$ 1,646
Defined contribution plan	717	505
Incurred but not reported medical claims	643	189
Other	666	617
	$ 3,792	$ 2,957

NOTE F - LONG-TERM DEBT

Long-term debt at December 31, 2001 and 2000 consists of the following (in thousands):

	2001	2000
Revolving Credit Agreement	$ 4,946	$ 11,500
Term note payable to bank	3,582	-
Industrial Development Revenue Bonds ("IDRBs")	-	3,590
Urban Development Action Grant ("UDAG")	1,680	1,432
	10,208	16,522
Less: current maturities	414	15,212
	$ 9,794	$ 1,310

In November 2001, the Company obtained a revolving credit agreement with a commercial bank expiring in November 2004. The revolving credit agreement provides for maximum borrowings of $15 million, limited to certain percentages of receivables and inventory, and reduced by outstanding letters of credit. The revolving credit agreement bears interest at a variable rate based on alternative interest rate bases, at the Company's option (4.75% at December 31, 2001). A facility fee of 1/4% is payable for unused amounts.

At December 31, 2001, the revolving credit agreement required, among other items, the Company to maintain a fixed charge coverage ratio of 1.00 and a minimum tangible net worth, as outlined in the agreement. Capital expenditures are limited to $3,000,000 per year in 2002 and periods thereafter.

The Company obtained a variable rate term loan in November 2001. The agreement provides for monthly payments of principal and interest, with interest at prime plus 1/2%.

The UDAG debt, including additional funding obtained in November 2001, is due in monthly installments of $17,931, including interest at 5.0%, through maturity in November 2011.

Substantially all assets of the Company serve as collateral for the above debt.

NOTE G - INCOME TAXES

The provision (benefit) for income taxes consists of the following (in thousands):

	2001	2000	1999
Currently payable (refundable):			
Federal	$ 660	$ (211)	$ 62
State	25	-	17
	685	(211)	79
Deferred:			
Federal	689	(680)	222
State	-	-	(22)
	689	(680)	200
	$ 1,374	$ (891)	$ 279

The significant differences between the effective tax rate and the statutory federal tax rates are as follows:

	2001	2000	1999
Statutory Federal tax rate	34.0%	(34.0)%	34.0%
Increase (decrease) in valuation reserve	(7.7)	11.5	-
Tax-exempt income – life insurance proceeds	-	-	(9.4)
State tax	-	-	(5.7)
Other	-	-	0.8
Effective tax rate	26.3%	(22.5)%	19.7%

NOTE G - INCOME TAXES - Continued

The components of the deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2000	1999
Deferred tax assets:		
Accounts receivable	$ 96	$ 60
Inventories	240	64
Accrued expenses	814	572
Deferred compensation	23	47
Postretirement benefits	260	174
Alternative minimum tax carryforward	1,840	1,840
Tax credit carryforwards	926	1,315
Federal net operating loss carryforward	-	1,394
State net operating loss carryforwards	199	422
State credit carryforwards	1,600	1,580
Valuation allowance	(1,799)	(2,796)
	4,199	4,672
Deferred tax liabilities:		
Fixed assets	(4,888)	(4,672)
Net liability	$ (689)	$ -

The total deferred tax liabilities (assets) as presented in the accompanying balance sheet are as follows:

	2001	2000
Net long-term deferred tax liabilities	$ 1,839	$ -
Gross current deferred tax assets	(1,150)	-
	$ 689	$ -

For Federal income tax purposes, the Company has research and development credit carryovers and alternative minimum tax credit carryovers of $926,000 and $1,840,000, respectively. For state income tax purposes, the Company has net operating loss and tax credit carryovers of $9,926,000 and $15,704,000, respectively. Certain carryforwards expire at various times over the next 20 years. For financial reporting purposes, a valuation allowance has been established to the extent that federal and state carryforwards, absent future taxable income, will expire unused. The valuation allowance decreased $997,000 due primarily to the realization of the benefits related to the federal net operating loss carryforward utilized in 2001.

NOTE H - EMPLOYEE BENEFITS

The Company has defined contribution plans covering substantially all employees. Contribution expenses associated with these plans were $717,000, $505,000 and $522,000 in 2001, 2000 and 1999 respectively.

The Company is self-funded for health costs. The Company has stop-loss coverage for costs in excess of $100,000 per individual per year.

NOTE I - SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes was as follows (in thousands):

	2001	2000	1999
Interest	$ 952	$ 1,250	$ 1,080
Income taxes, net of refund received	$ 139	$ -	$ 438

NOTE J - OPERATING SEGMENTS

The Company has two business segments, the Paper Products Business and the Flexible Packaging Business. The Paper Products Business produces a variety of paper products including fine paper, business paper, colored paper, waxed paper, specialty coated base papers and twisting papers. The Flexible Packaging Business prints and converts flexible packaging materials for the Paper Products Business, as well as films and non-woven materials from other customers.

The accounting policies of the segments are the same as those described in Note A, Summary of Significant Accounting Policies. Intersegment net sales relates to the transfer of material or provision of services between the two segments. The Company evaluates the performance of its segments and allocates resources to them based on net income. There are no jointly used or allocated assets between the segments.

NOTE J – OPERATING SEGMENTS - Continued

The following provides information on the Company's segments (in thousands):

	Paper Products Buiness			Flexible Packaging Business			Total		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Net sales from external customers	$65,190	$65,896	$60,575	$11,115	$10,241	$8,656	$76,305	$76,137	$69,231
Intersegment net sales	2,946	2,447	2,858	1,106	1,269	1,506	4,052	3,716	4,364
Depreciation	3,120	2,773	2,634	235	232	219	3,355	3,005	2,853
Loss on write-off of trade credits	-	440	-	-	-	-	-	440	-
Interest and dividend income	63	28	69	14	16	16	77	44	85
Interest expense	893	1,185	997	34	65	67	927	1,250	1,064
Gain on sale of timberlands	1,627	-	-	-	-	-	1,627	-	-
Gain from life insurance proceeds	-	-	391	-	-	-	-	-	391
Income tax (benefit) provision	1,051	(1,332)	49	323	441	230	1,374	(891)	279
Segment income (loss)	3,015	(4,047)	523	831	981	614	3,846	(3,066)	1,137
Segment assets	36,662	39,815	44,188	7,845	6,346	5,857	44,507	46,161	50,045
Expenditures for long-lived assets	1,238	2,146	2,490	201	119	325	1,439	2,265	2,815

The following is a reconciliation of segment information to consolidated information (in thousands):

	2001	2000	1999
Net sales:			
Total net sales for reportable segments	$ 80,357	$ 79,853	$ 73,595
Elimination of intersegment net sales	(4,052)	(3,716)	(4,364)
Total consolidated net sales	$ 76,305	$ 76,137	$ 69,231
Assets:			
Total assets for reportable segments	$ 44,507	$ 46,161	$ 50,045
Elimination of intersegment receivables	(3,477)	(2,054)	(2,401)
Elimination of intersegment investment	(750)	(750)	(750)
Total consolidated assets	$ 40,280	$ 43,357	$ 46,894

NOTE J - OPERATING SEGMENTS (Continued)

Total segment income and other significant items are the same as the consolidated information.

All operations of the Company are located in the United States. Revenues from foreign countries are primarily from Canada and Mexico and are immaterial to total revenues.

NOTE K - DIRECTOR STOCK GRANT PLANS

In 2000, 1999 and 1997, in order to attract and retain competent directors to serve as Directors of the Company, the Company established Director Stock Grant Plans. An aggregate of 110,000 shares of Common Stock was reserved for issuance. Each Director of the Company is to receive a grant of Common Stock in payment of his or her directors fee. During 2001, 2000 and 1999, 35,168, 14,249 and 13,446 shares, respectively, were issued from treasury stock, at a value of $117,000, $64,000 and $90,000, respectively.

NOTE L – STOCK OPTION PLAN

In May 1999, the Company established an incentive stock option plan ("Plan") as a mechanism to attract and retain its officers and key employees by providing additional performance incentives and the opportunity to share ownership in the Company. The Plan allows the Company to grant options for 130,000 common shares. Options awarded under the Plan vest over a three or five year period and expire in five to nine years.

NOTE L – STOCK OPTION PLAN (Continued)

The following table summarizes the transactions of the Company's stock option plan for the three-year period ended December 31, 2001:

	Number of shares	Weighted average exercise price
Unexercised options outstanding – January 1, 1999	-	$ -
Options granted	115,000	8.42
Unexercised options outstanding – December 31, 1999	115,000	8.42
Options granted	-	-
Unexercised options outstanding – December 31, 2000	115,000	8.42
Options granted	104,000	3.04
Options forfeited	(90,000)	8.24
Unexercised options outstanding – December 31, 2001	129,000	4.01
Price of $8.09 (weighted-average contractual life of 2 years)	25,000	8.09
Price range $3.00 - $4.44 (weighted-average contractual life of 4 years)	104,000	3.04
	129,000	4.01
Exercisable options –		
December 31, 1999	64,000	8.21
December 31, 2000	91,000	8.24
December 31, 2001	29,000	7.54

As allowed by SFAS 123, "Accounting for stock-based compensation", the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its stock option plans. Under APB 25, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. The Company has determined the pro-forma information as if the Company had accounted for stock options granted under the plan under the fair value method of SFAS 123. The Black-Scholes option-pricing model was used with the following weighted-average assumptions for options issued in each year:

NOTE L – STOCK OPTION PLAN (Continued)

	2001	1999
Risk-free interest rate	**5.11**	5.5
Dividend yield	-	-
Volatility factor	**126%**	58%
Weighted-average expected life	**5 years**	6 years

The weighted-average fair values of options granted in 2001 and 1999 were $2.89 and $4.20 per share, respectively. No options were granted in 2000. If the Company had recognized compensation expense based on these values, the Company's pro-forma net earnings and both basic and diluted earnings per share would have been reduced by approximately $89,000 or $.04 per share in 2001, $75,000 or $.04 per share in 2000, and $363,000 or $.39 per share in 1999.

NOTE M - COMMITMENTS AND CONTINGENCIES

Rental Agreements

The Company leases warehouse space and certain equipment under various agreements, classified as operating leases, expiring through April 2007. Total rent expense amounted to approximately $817,000, $734,000 and $516,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum rental payments are as follows (in thousands):

Year ended December 31,	
2002	$ 693
2003	666
2004	514
2005	280
2006	235
Thereafter	78
	$ 2,466

NOTE M - COMMITMENTS AND CONTINGENCIES (Continued)

Environmental Matters

In May 1999, the Company entered into an agreement with the WDNR related to the closure of a solid waste landfill. All costs associated with the initial closure of this landfill have been completed as of December 31, 1999. As part of the closure agreement, the Company is required to provide proof of responsibility for any future remediation efforts if environmental problems are detected at this site. This amount increases over a five-year period from $53,000 as of July 31, 1999 to $297,000 as of July 31, 2003. The Company has met this requirement as of December 31, 2001 and 2000 by having an irrevocable letter of credit granted to the benefit of WDNR in the amount of $164,000 and $107,000, respectively. A certificate of deposit serves as collateral for the letter of credit.

NOTE N –SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31 (in thousands):

	Fiscal Quarter				
	First	Second	Third	Fourth	Total
2001					
Net Sales	$ 21,404	$ 18,886	$ 18,374	$ 17,641	$ 76,305
Gross profit	1,487	2,870	2,406	3,079	9,842
Net income	893	997	701	1,255	3,846
Basic earnings per share	0.45	0.49	0.35	0.63	1.92
Diluted earnings per share	0.45	0.49	0.35	0.60	1.89
2000 *					
Net sales	$ 19,027	$ 20,517	$ 18,603	$ 17,990	$ 76,137
Gross profit (loss)	1,665	634	395	(8)	2,686
Net income (loss)	89	(658)	(673)	(1,824)	(3,066)
Basic earnings (loss) per share	0.04	(0.33)	(0.34)	(0.92)	(1.55)
Diluted earnings (loss) per share,	0.04	(0.33)	(0.34)	(0.92)	(1.55)

* The fourth quarter includes a write-off of trade credits amounting to approximately $440,000, or a $.22 net loss per share (note A11), and a LIFO adjustment amounting to approximately $555,000, or a $.28 net loss per share.

** Net sales have been adjusted to reflect the presentation adopted in the year-end presentation.

PART III

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 10. Directors and Executive Officers of the Registrant

(a) Directors of the Registrant

The information required by this item is incorporated by reference from the information included under the captions, "Election of Directors" and "Other Matters" set forth in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders.

(b) Executive Officers of the Registrant

Name	Age	Office	Period Served In This Office
Robert A. Olah	52	Chairman of the Board;	2001-Present
		President and Chief Executive Officer of the Company	2001-Present
		President and Chief Executive Officer, Director, Crown Vantage (specialty paper company)	1998-2001
		President and Chief Operating Officer, Crown Vantage	1997-1998
		Senior Vice President-Specialty Paper Group, Crown Vantage	1995-1997
Michael J. Bekes	44	Vice President/Chief Operating Officer of the Company	1996-Present
William H. Peters	43	Vice President/Chief Financial Officer of the Company	2001-Present
		Executive Vice President and Treasurer, North Shore Capital (small market venture capital firm)	1996-2001

Officers are elected to hold office until the next annual meeting of the Board of Directors following the annual meeting of shareholders or until their successors are elected and qualified. There is no arrangement or understanding among any of the above officers or any other person pursuant to which such officer was selected for the office held. No family relationship of any kind exists between the officers.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the information included under the caption "Executive Compensation" set forth in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated by reference from the information included under the caption "Stock Ownership of Certain Beneficial Owners and Management," set forth in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders.

(b) Security Ownership of Management

The information required by this item is incorporated by reference from the information included under the captions, "Stock Ownership of Certain Beneficial Owners and

Management" and "Election of Directors", set forth in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from the information included under the caption, "Certain Relationships and Transactions," set forth in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) List of Financial Statements:

The following is a list of the financial statements of Badger Paper Mills, Inc., together with the report of independent accountants, included in this report:

(a) (2) List of Financial Schedules:

The following is a listing of data submitted herewith:

Financial statement schedules other than that listed above are omitted for the reason that they are either not applicable, not required, or that equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(a) (3) Exhibits

Number	Description
(3.1)	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(3.2)	By-laws as amended through August 12, 1999 (Incorporated by reference to Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
(4.1)	Revolving Credit and Security Agreement dated November 30, 2001, by and among the Company, PNC Bank, National Association, individually and as agent, and other lenders from time to time party thereto.
(4.2)	Business Loan Agreement dated November 30, 2001, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank – Branch.
(4.3)	City of Peshtigo UDAG Revolving Loan Fund Loan Agreement dated November 30 2001, by and between the Company and the City of Peshtigo, Wisconsin
(10)	Material Contracts: **
(10.1)	Supplemental Executive Retirement Plan dated December 18, 1992 (Incorporated by reference to Exhibit 10 (ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).
(10.2)	Health Insurance Retirement Benefit Agreement dated January 1, 1996 between the Company and Claude L. Van Hefty (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(10.3)	Director Stock Grant Plan dated July 23, 1997 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
(10.4)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Claude L. Van Hefty (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.5)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Miles L. Kresl, Jr. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.6)	Badger Paper Mills, Inc. 1998 Stock Option Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.7)	Form of Badger Paper Mills, Inc. 1998 Stock Option Agreement (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.8)	Badger Paper Mills, Inc. 1999 Directors Stock Grant Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

Number	Description
(10.9)	Badger Paper Mills, Inc. 2001 Directors Stock Grant Plan (incorporated by reference to Appendix B to the Company's definitive Proxy Statement on Schedule 14A filed on April 6, 2001).
(10.10)	Executive Employment Agreement effective July 9, 2001 between the Company and Robert A. Olah (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
(23)	Consent of Independent Public Accountants.
(99)	Definitive Proxy Statement for 2002 Annual Meeting of Shareholders (to be filed with the Commission under Regulation 14A and incorporated by reference herein to the extent indicated in this Form 10-K).

**Each of the "material contracts" represents a management compensatory agreement or arrangement.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed during the fourth quarter of 2001.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: February 25, 2002

BADGER PAPER MILLS, INC.

By: /s/ Robert A. Olah
Robert A. Olah
President, Chief Executive Officer and
Chairman of the Board

Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ Robert A. Olah
Robert A. Olah, President,
Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

Date: February 25, 2002

/s/ William H. Peters
William H. Peters, Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Date: February 25, 2002

/s/ Harold J. Bergman
Harold J. Bergman, Director

Date: February 26, 2002

/s/ L. H. Buek
L. Harvey Buek, Director

Date: February 25, 2002

/s/ Mark D. Burish
Mark D. Burish, Director

Date: February 25, 2002

/s/ James L. Kemerling
James L. Kemerling, Director

Date: February 26, 2002

/s/ John T. Paprocki
John T. Paprocki, Director

Date: February 25, 2002

/s/ William A. Raaths
William A. Raaths, Director

Date: February 27, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders and Board of Directors
Badger Paper Mills, Inc.and Subsidiary
Peshtigo, Wisconsin

Our report on the 2001, 2000 and 1999 financial statements of Badger Paper Mills, Inc. and Subsidiary is included on page 16 of this Form 10-K. In connection with our audit of such financial statements, we have also audited the related financial statement schedule on page 42 of this Form 10-K.

In our opinion, the 2001, 2000 and 1999 financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ Grant Thornton LLP

Appleton, Wisconsin
January 25, 2002
(Except for Note A9, as to
which the date is January 30, 2002)

Schedule II - Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 1999, 2000 and 2001 (in Thousands)

Column A	Column B	Column C	Column D		Column E
Description	Balance at beginning of year	Additions charged to costs and expenses	Deductions		Balance at end of year
Deducted in the balance sheet from the assets to which they apply:					
Allowance for discounts, doubtful accounts and claims/allowances:					
Year ended December 31, 2001					
Doubtful accounts and claims/allowances	$ 117	$ 1,349	$ 924	(A)	$ 542
Discounts	33	830	804	(B)	59
	$ 150	$ 2,179	$ 1,728		$ 601
Year ended December 31, 2000					
Doubtful accounts and claims/allowances	$ 253	$ 1,054	$ 1,190	(A)	$ 117
Discounts	43	743	753	(B)	33
	$ 296	$ 1,797	$ 1,943		$ 150
Year ended December 31, 1999					
Doubtful accounts and claims/allowances	$ 213	$ 574	$ 534	(A)	$ 253
Discounts	31	679	667	(B)	43
	$ 244	$ 1,253	$ 1,201		$ 296

(A) Write-off of uncollectable accounts and claims for products

(B) Discounts taken and allowed

Shareholders' Information

Market makers:
Herzog, Heine, Geduld, Inc. (HRZG)
Spear, Leeds & Kellogg (SLKC)
Hill, Thompson, Magid & Co. (HILL)
Sherwood Securities Corp. (NDBC)
Island System Corp. (ISLD)

Stock transfer agent:
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Stock Price and Dividend Information:

The following table presents high and low sales prices of the Company's Common Stock in the indicated calendar quarters, as reported by Nasdaq SmallCap Market.

Price Ranges of Stock:

	2001		2000	
Quarter	High	Low	High	Low
First	$5.938	$1.500	$5.938	$1.500
Second	$4.000	$2.500	$4.000	$2.500
Third	$4.000	$2.750	$4.000	$2.750
Fourth	$4.900	$2.850	$4.900	$2.850

Quarterly Dividends Per Share:

The Company's revolving credit and term debt maintain certain covenants, which limit the Company's ability to pay dividends. See "Management's Discussion and Analysis -- Liquidity and Capital Resources -- Capital Resources."

Annual meeting of Shareholders:

The Annual Meeting of Shareholders of Badger Paper Mills, Inc. will be held at The Best Western Riverfront Inn, 1812 Riverside Avenue, Marinette, Wisconsin, on Tuesday, May 14, 2002, at 10:00 a.m.

DIRECTORS AND OFFICERS

Board of Directors:

Harold J. Bergman
Retired President and
Chief Executive Officer
Riverside Paper Corporation

L. Harvey Buek
LHB - O & M Consulting

Mark D. Burish
President
Hurley, Burish & Milliken, SC

James L. Kemerling
President and
Chief Executive Officer
Riiser Oil Company, Inc.

Robert A. Olah
Chairman of the Board
President and
Chief Executive Officer
Badger Paper Mills, Inc.

John T. Paprocki
Principal Consultant
Paprocki and Associates

William A. Raaths
President and Chief Executive Officer
Anchor Appetizer Group

Corporate Officers:

Robert A. Olah
President and
Chief Executive Officer

Michael J. Bekes
Vice President and
Chief Operating Officer

William H. Peters
Vice President and
Chief Financial Officer

Mark D. Burish
Secretary

EXHIBIT INDEX

BADGER PAPER MILLS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Number	Description
(3.1)	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(3.2)	By-laws as amended through August 12, 1999 (Incorporated by reference to Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
(4.1)	Revolving Credit and Security Agreement dated November 30, 2001, by and among the Company, PNC Bank, National Association, individually and as agent, and other lenders from time to time party thereto.
(4.2)	Business Loan Agreement dated November 30, 2001, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank – Branch.
(4.3)	City of Peshtigo UDAG Revolving Loan Fund Loan Agreement dated November 30 2001, by and between the Company and the City of Peshtigo, Wisconsin
(10)	Material Contracts: **
(10.1)	Supplemental Executive Retirement Plan dated December 18, 1992 (Incorporated by reference to Exhibit 10 (ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).
(10.2)	Health Insurance Retirement Benefit Agreement dated January 1, 1996 between the Company and Claude L. Van Hefty (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(10.3)	Director Stock Grant Plan dated July 23, 1997 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
(10.4)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Claude L. Van Hefty (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.5)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Miles L. Kresl, Jr. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.6)	Badger Paper Mills, Inc. 1998 Stock Option Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

Number	Description
(10.7)	Form of Badger Paper Mills, Inc. 1998 Stock Option Agreement (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.8)	Badger Paper Mills, Inc. 1999 Directors Stock Grant Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
(10.9)	Badger Paper Mills, Inc. 2001 Directors Stock Grant Plan (incorporated by reference to Appendix B to the Company's definitive Proxy Statement on Schedule 14A filed on April 6, 2001).
(10.10)	Executive Employment Agreement effective July 9, 2001 between the Company and Robert A. Olah (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
(23)	Consent of Independent Public Accountants.
(99)	Definitive Proxy Statement for 2002 Annual Meeting of Shareholders (to be filed with the Commission under Regulation 14A and incorporated by reference herein to the extent indicated in this Form 10-K).

**Each of the "material contracts" represents a management compensatory agreement or arrangement.

CONSENT OF INDEPENDENT ACCOUNTANT

Board of Directors
Badger Paper Mills, Inc. and Subsidiary

We consent to the incorporation by reference in the Registration Statement of Badger Paper Mills, Inc. and Subsidiary on Forms S-8 (File No. 333-01671, effective March 13, 1996 and File No. 333-01673, effective March 13, 1996) of our reports dated January 25, 2002, with respect to the consolidated financial statements and schedule of Badger Paper Mills, Inc. for the years ended December 31, 2001, 2000 and 1999 included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

/s/ Grant Thornton LLP

Appleton, Wisconsin
February 28, 2002

Safe Harbor Statement

The annual report contains forward-looking information that is subject to certain risk and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, potential or contingent," the negative of these terms, or other similar expressions. The company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the company's Form 10-K for the fiscal year ended December 31, 2001, and other filings with the Securities and Exchange Commission.

BADGER PAPER™

200 West Front Street
Peshtigo, WI 54157-0149